FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the                 July 26, 2002
                       -----------------------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   26th July 2002                  /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)



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This is the form of material change report required under section 85(1) of the
Securities Act.

                                    FORM 53-901.F
                                    -------------

                                    Securities Act
                                    --------------

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.         REPORTING ISSUER
                ----------------

                Indo-Pacific Energy Ltd.
                284 Karori Rd
                Karori
                New Zealand

ITEM 2.         DATE OF MATERIAL CHANGE
                -----------------------

                On or about July 26, 2002

Item 3.         Press Release
                -------------

                July 26, 2002 Wellington, New Zealand

Item 4.         Summary of Material Change
                --------------------------

                Indo-Pacific Energy Announces Testing Schedule and New Partner

                Wellington, New Zealand - July 26, 2002-- /PRNewswire/--

                Indo-Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well, in onshore Taranaki, New Zealand exploration permit PEP38716, has now been completed for long term production testing.

                The Company also announces it has signed a broad-ranging joint venture agreement with Tap Oil Limited (www.tapoil.com.au), a
                                                        -----------------
                substantial Australian listed company with significant oil and gas production assets in Australia's North West Shelf region.

                Further to the previously reported dispute over the Goldie oil discovery detailed in Indo-Pacific's recent Form 20-F filing with the SEC (www.indopacific.com ) we advise that Greymouth
                              -------------------
                Petroleum has now filed legal proceedings against the Company's subsidiary in the High Court in Wellington, New Zealand. Indo-Pacific considers the principal claims are without merit and will defend the action.

Item 5.         Full Description of Material Change
                -----------------------------------

                Indo-Pacific Energy Announces Testing Schedule and New Partner

                Wellington, New Zealand - July 26, 2002-- /PRNewswire/--

                Indo-Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well, in onshore Taranaki, New Zealand exploration permit PEP38716, has now been completed for long term production testing. The initial open hole test last week of an approximately 60 foot interval below 4,371m (14,340 feet) of the Kapuni Formation, which is a proven oil and gas producer in offset fields, recovered 90 barrels of fluid from the formation of which 21 barrels were oil, during a 2-3 hour flow period, limited by the plugging of the test tool with rock debris. Following that test, 5" casing was cemented in place, and perforated across this test zone and also a second test zone behind 7" casing over the interval 4261-4285m (13,980 - 14,060 feet). A production string has been set inside the well, to allow long term production testing of both perforated zones. The rig will now be released from site, and surface testing and oil storage equipment will be installed; with production testing operations scheduled to commence in the near future.

                The Company also announces it has signed a broad-ranging joint venture agreement with Tap Oil Limited (www.tapoil.com.au), a
                                                        -----------------
                substantial Australian listed company with significant oil and gas production assets in Australia's North West Shelf region. This agreement, together with an earlier agreement with Claire Energy Pty Ltd, a private Australian exploration company, provides funding for the Kahili-1A deviation well in onshore Taranaki permit PEP 38736. Under the terms of these deals which include the cash sale of 5% equity in PEP 38736, Indo-Pacific will be fully carried through the costs of the Kahili-1A well, to an agreed expenditure limit, and retain a 45% equity in the well and permit. Preparation for the drilling of Kahili-1A is now in progress, with the well expected to spud in mid August, to test the structure from which the earlier Kahili-1 well recovered oil in a down flank position. In addition, Tap will fund a major proportion of 3D seismic to be acquired across several permit areas in onshore Taranaki presently held by Indo-Pacific, and across certain adjacent lands over which Indo-Pacific and its partners have applied to obtain new exploration permits, subject to such permits being granted. This work is scheduled for early 2003, with the intention of defining 'Goldie type' drilling targets. Chief executive officer David Bennett commented 'We are very pleased to initiate this new program with Tap Oil in what is their first exploration venture outside of Australia; and look forward to an active and, we trust, a successful drilling campaign commencing later in 2003'.

                Further to the previously reported dispute over the Goldie oil discovery detailed in Indo-Pacific's recent Form 20-F filing with the SEC (www.indopacific.com ) we advise that Greymouth
                              -------------------
                Petroleum has now filed legal proceedings against the Company's subsidiary in the High Court in Wellington, New Zealand. Indo-Pacific considers the principal claims are without merit and will defend the action.

                CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel:
                1-866-999-4639 Web site: http://www.indopacific.com
                                         --------------------------
                Email: ir@indopacific.com
                       ------------------

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT
                ------------------------------------

                N/A

ITEM 7.         OMITTED INFORMATION
                -------------------

                None

ITEM 8.         SENIOR OFFICERS
                ---------------

                David Bennett, President and Chief Executive Officer


ITEM 9.         STATEMENT OF SENIOR OFFICER
                ---------------------------

                The foregoing accurately discloses the material change referred to herein.


July 26, 2002   /s/ David Bennett


                ---------------------------------------------
                David Bennett, President/Chief Executive Officer

                Place of Declaration: Wellington, New Zealand
                ---------------------------------------------

         Indo-Pacific Energy Announces Testing Schedule and New Partner

Wellington, New Zealand - July 26, 2002-- /PRNewswire/--

Indo-Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well, in onshore Taranaki, New Zealand exploration permit PEP38716, has now been completed for long term production testing. The initial open hole test last week of an approximately 60 foot interval below 4,371m (14,340 feet) of the Kapuni Formation, which is a proven oil and gas producer in offset fields, recovered 90 barrels of fluid from the formation of which 21 barrels were oil, during a 2-3 hour flow period, limited by the plugging of the test tool with rock debris. Following that test, 5" casing was cemented in place, and perforated across this test zone and also a second test zone behind 7" casing over the interval 4261-4285m (13,980 - 14,060 feet). A production string has been set inside the well, to allow long term production testing of both perforated zones. The rig will now be released from site, and surface testing and oil storage equipment will be installed; with production testing operations scheduled to commence in the near future.

The Company also announces it has signed a broad-ranging joint venture agreement with Tap Oil Limited (www.tapoil.com.au), a substantial Australian listed
                      -----------------
company with significant oil and gas production assets in Australia's North West Shelf region. This agreement, together with an earlier agreement with Claire Energy Pty Ltd, a private Australian exploration company, provides funding for the Kahili-1A deviation well in onshore Taranaki permit PEP 38736. Under the terms of these deals which include the cash sale of 5% equity in PEP 38736, Indo-Pacific will be fully carried through the costs of the Kahili-1A well, to an agreed expenditure limit, and retain a 45% equity in the well and permit. Preparation for the drilling of Kahili-1A is now in progress, with the well expected to spud in mid August, to test the structure from which the earlier Kahili-1 well recovered oil in a down flank position. In addition, Tap will fund a major proportion of 3D seismic to be acquired across several permit areas in onshore Taranaki presently held by Indo-Pacific, and across certain adjacent lands over which Indo-Pacific and its partners have applied to obtain new exploration permits, subject to such permits being granted. This work is scheduled for early 2003, with the intention of defining 'Goldie type' drilling targets. Chief executive officer David Bennett commented 'We are very pleased to initiate this new program with Tap Oil in what is their first exploration venture outside of Australia; and look forward to an active and, we trust, a successful drilling campaign commencing later in 2003'.

Further to the previously reported dispute over the Goldie oil discovery detailed in Indo-Pacific's recent Form 20-F filing with the SEC (www.indopacific.com ) we advise that Greymouth Petroleum has now filed legal
 -------------------
proceedings against the Company's subsidiary in the High Court in Wellington, New Zealand. Indo-Pacific considers the principal claims are without merit and will defend the action.


CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com
          --------------------------        ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

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